UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FY 2008 Earnings Conference

KB Financial Group Inc. invites you to our FY 2008 Earnings Conference on
Wednesday, February 11, 2009. The conference will be web-cast live throughout the world, in Korean and English, on our IR website at www.kbfng.com. Investors can participate by telephone during the Q&A session following the presentation.
The presentation materials will also be available for viewing at the time of the web-cast and Q&A session.

 ■ Date  Wednesday, February 11, 2009

 ■ Time  15:30 (Korea time)

 ■ Location International Conference Room, Ground Floor, KRX, Yeouido-dong,
                Yeongdeungpo-gu, Seoul, Korea

 ■ Language Korean and English. Simultaneous translation will be available for the English-speaking participants.

 ■ Agenda FY 2008 Earnings Results and Q&A

 ■ Q&A via telephone
    - From overseas 82-31-810-3001
    - From Korea 031-810-3001
    - Pass code  6412#
    - Q&A code  *1

 ■ To listen to a recording of the web-cast and conference call

    Instructions
    1. Dial
      - From overseas: 82-31-810-3100
      - From Korea: 1566-2258 or 031-810-3100

    2. Press listening code: 11027#

      - 1 min. F.F.:  Press 1
      - 5 min. F.F.:  Press 7
      - 1 min. REW:  Press 3
      - 5 min. REW:  Press 9
      - Pause:   Press 5
      - To cancel pause: Press 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: January 30, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO